UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 8, 2007

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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

(a) On March 8, 2007, and March 9, 2007, Cross Country Healthcare, Inc. ("the Company") issued press releases announcing that it is scheduled to make presentations. A copy of these press releases is filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure.

Incorporated by reference are press releases issued by the Company on March 8, 2007 and March 9, 2007, which are attached hereto as Exhibits 99.1 and 99.2. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 8.01   Other Events.

Incorporated by reference is a press release issued by the Company on March 12, 2007, which is attached hereto as Exhibit 99.3. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on March 8, 2007
99.2	Press Release issued by the Company on March 9, 2007
99.3	Press Release issued by the Company on March 12,2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
Name: Emil Hensel
Title: Chief Financial Officer

Dated: March 15, 2007

Links

Exhibit 99.1





CROSS COUNTRY HEALTHCARE TO PRESENT AT
LEHMAN BROTHERS GLOBAL HEALTHCARE CONFERENCE

BOCA RATON, Fla. – March 8, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Monday, March 19, 2007, at 3:45 p.m. Eastern Time at the Lehman Brothers Tenth Annual Global Healthcare Conference being held at the Lowes Miami Beach Hotel in Miami Beach, Florida.

Cross Country's presentation will be webcast and accessible to the public online via this webcast link to the Company's corporate web site or at http://www.crosscountryhealthcare.com/cchiWeb. Through this link, visitors will be able to access the Company's presentation made by Joseph Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 30 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company's, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2005.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Exhibit 99.2




FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE TO PRESENT AT
BMO CAPITAL MARKETS HEALTHCARE STAFFING FORUM

BOCA RATON, Fla. – March 9, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Thursday, March 22, 2007, at 8:45 a.m. Eastern Time at the BMO Capital Markets Healthcare Staffing Forum being held at the Millennium Broadway Hotel in New York City.

Cross Country's presentation will be webcast and accessible to the public online via this webcast link to the Company's corporate web site or at http://www.crosscountryhealthcare.com/cchiWeb. Through this link, visitors will be able to access the Company's presentation made by Joseph Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for one year after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company's, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2005.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Exhibit 99.3





CROSS COUNTRY HEALTHCARE ANNOUNCES FAVORABLE ADJUSTMENT TO FOURTH QUARTER AND FULL-YEAR 2006 NET INCOME AND EPS PURSUANT TO FINAL APPROVAL OF SETTLEMENT IN CALIFORNIA LAWSUIT

BOCA RATON, Fla. – March 12, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that the U.S. District Court Central District of California has granted Final Approval of a settlement in connection with a wage and hour class action lawsuit that was previously disclosed by the Company in a press release on September 11, 2006.

Pursuant to the final settlement of this matter, the participation rate was lower than previously estimated. As a result, the Company will favorably adjust its prior accrual for this legal settlement charge by approximately $2.1 million pre-tax, which equates to approximately $1.3 million after-tax or $0.04 per diluted share. Due to the timing of this final settlement, the Company is required to adjust its financial results for the fourth quarter and full-year 2006, which were previously released on February 12, 2007. These and other related adjustments will be reflected in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, which is expected to be filed with the U.S. Securities and Exchange Commission on or about March 16, 2007.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005. In addition, any guidance with respect to future financial performance provided by the Company during its quarterly earnings conference calls expressly states that such management expectations are forward-looking statements and do not include the potential impact of any future mergers, acquisitions and other business combinations, the repurchase of its Common Stock, or pending legal matters. Although we believe these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com